

Mail Stop 3720

July 24, 2009

<u>Via U.S. Mail</u>

Mr. Bruce Palmer
President
AccessKey IP, Inc.
8100 M4 Wyoming Blvd., NE
Albuquerque, NM 87113

      Re: **AccessKey IP, Inc.
Registration Statement on Form 10/A
Amended on July 16, 2009
File No. 000-53664**

Dear Mr. Palmer:

We have reviewed your response letter and your Form 10/A submitted on July 16, 2009, and we have the following comments. We welcome any questions you may have about our comments or any other aspect of our review.

<u>Registration Statement on Form 10</u>

<u>Note 14 – Warrants, page F-30</u>

1. We note your response to prior comment 3 in our letter dated July 2, 2009. In regards to the warrants, we note that you must call a special meeting of your shareholders in order to increase the number of authorized shares and avoid breaching your contractual obligations. As it appears that the company is not in control of its share-settlement obligations, asset or liability classification for the warrants is required under paragraph 19 of EITF 00-19. Please revise or advise.

2. We note your response to prior comment 3 in our letter dated July 2, 2009. In regards to the options, we note that the substantive terms of the option agreements apparently allow the holders to take legal action and require you to settle the option by transferring cash or other assets. As it appears that the company can be required under any circumstance to settle the option by transferring cash or other assets, please provide us your analysis of paragraphs 29-35 of SFAS 123R in regards to your options, in particular paragraphs 32(b) and 34.

Note 18 – Subsequent Events, page F-55

3.   We note that you are in default of your note obligations in the amount of $4.7
        million for failure to make scheduled payments in April of 2009. Please update
        your subsequent events to reflect your default and describe the accounting
        implications of the default.

*   *   *   *

        As appropriate, please amend your Form 10 in response to these comments.
Please respond to these comments within 10 business days of the date of this letter or tell
us by when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your letter over EDGAR. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all of the persons who are responsible for the accuracy and adequacy of
the disclosure in the filing to be certain that the filing includes all of the information
required under the Securities Exchange Act of 1934 and that they have provided all of the
information investors require for an informed investment decision. Since the company
and its management are in possession of all of the facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In addition, please be advised that the Division of Enforcement has access to all
of the information you provide to the staff of the Division of Corporation Finance in our
review of your filings or in response to our comments on your filings.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions
regarding comments on the financial statements and related matters.

        Please contact Ajay Koduri, Attorney Advisor, at (202) 551-3310 or Paul Fischer,
Attorney-Advisor, at (202) 551-3415 with any other questions.

                                                Sincerely,

                                                /s/ Paul Fischer for
                                                Larry Spirgel
                                                Assistant Director

cc: via facsimile to (949) 475-9087
        Richard O. Weed, Esq.
        Weed & Co. LLP